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                            PRIVATE OFFERING NOTICE
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                         [MERRILL LYNCH LOGO OMITTED]
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
              United States Dollar/Custom Currencies Basket Notes
                                due July , 2006
                 US$10 original public offering price per unit

                            Private Offering Notice

                                 Summary Terms

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The securities:                                                        Payment at maturity:
o Minimum repayment will not be less than 97% of the $10               o The amount an investor receives at maturity will be based
  original public offering price per unit.                               upon the percentage change in the value of the United
o There will be no payments prior to the maturity date                   States Dollar/Custom Currencies Basket over the term of
  and we cannot redeem the securities prior to the                       the securities multiplied by a participation rate expected
  maturity date.                                                         to equal 100%, up to a maximum payment equal to $11.20
o Senior unsecured debt securities of Merrill Lynch & Co.,               per unit (the "Capped Value").  If the value of the
  Inc., denominated and payable in United States dollars, part           United States Dollar/Custom Currencies Basket decreases
  of a series entitled "Medium-Term Notes, Series C".                    or does not increase sufficiently, on the maturity date
o The securities are designed for investors who believe that             an investor will receive less than the $10 original
  the value of the United States dollar relative to the New              public offering price per unit, which may result in a
  Zealand dollar, the Australian dollar and the British pound            loss in some of an investor's investment.  In no event,
  will appreciate over the term of the securities, who are               however, will an investor receive less than $9.70 per
  willing to accept a return that will not exceed the limit              unit.  The value ofthe Basket must increase by 3.0% in
  described in this pricing supplement and who are willing to            order for an investor to receive at least the $10
  risk losing up to $.30 per unit of their investment over the           original public offering price per unit.
  term of the Notes.
o The securities are made available to each investor outside of the United States in a minimum initial investment of
  US$50,000 or any other amount, and subject to any other
  restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the
  United States.

o Expected settlement date: January , 2005.

o CUSIP No.:
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The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.


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                            PRIVATE OFFERING NOTICE
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This Notice and the Offering Document have been issued by the Company for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages PS-7 to PS-10 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

        (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

        (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

        (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

        (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

        (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

        (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.














                  The date of this Notice is December 8, 2004

This Notice supplements the Preliminary Pricing Supplement, dated December 8,
 2004, and the Prospectus Supplement and Prospectus, dated November 26, 2003.